FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                      Form 20-F         X        Form 40-F

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):

                         Yes                     No            X

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):

                         Yes                     No            X

                Indicate by check mark whether by furnishing the
               information contained in this Form, the Registrant
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                         Yes                     No            X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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                Changes in Endesa's Board of Directors

    NEW YORK--(BUSINESS WIRE)--May 25, 2005--At the meeting held on May 24th, 2005, Endesa's (NYSE:ELE) Board of Directors voted unanimously to put forward at the next shareholders' meeting scheduled for 27 May (second call) and as the 7th point on the agenda a resolution to re-elect the following Board members: Mr. Blesa de la Parra, as type c) member pursuant to Article 37 of the company's Articles of Association, Mr. Pizarro Moreno and Mr. Miranda Robredo, as type a) members pursuant to the aforementioned Articles of Association and Mr. Ramos Gascon, type b) member.
    The Board of Directors has unanimously voted to put forward at the next shareholders' meeting as the 8th point on the agenda a resolution to appoint the following the new members to its Board: Mr. Rosell Lastortras and Mr. Recarte Garcia-Andrade, both type b) members pursuant to Article 37 of the Company's Articles of Association. The Appointments and Remuneration Committee has received prior notification of this proposal.
    Juan Rosell Lastortras holds a degree in Industrial Engineering from the Barcelona Polytechnic University. He is chairman of the Spanish Labour Promotion office and vice chairman of the CEOE (employees' association). He is also chairman of the Fecsa Endesa consultative committee and the companies Congost Plastic and OMB, (integrated systems for urban cleaning). He was chairman of Enher between 1992 and 1997 and of Fecsa between 1999 and 2002.
    Alberto Recarte Garcia Andrade holds a degree in Law and Economic Science from the Madrid Complutense university and is a qualified State economist. He also worked as General Manager of President of Spain's office. Since March 1982 he has been the executive vice chairman and CEO of engineering group CENTUNION. He is a member of the Board of Caja Madrid and member of the executive committee and Board member of Corporacion Caja Madrid.

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: May 25th, 2005         By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations